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Exhibit 99.35

News Release
November 1, 2000

Trading Symbols:
TRBD (EASDAQ)

TURBODYNE ANNOUNCES CHANGES TO THE BOARD
OF DIRECTORS AND MANAGEMENT

    Carpinteria, California—November 1, 2000—Turbodyne Technologies, Inc. (EASDAQ: TRBD) announces the resignations of two members of the Board of Directors and the moves of two members of management.

    Turbodyne Technologies, Inc. announces the resignations of Director Peter Kitzinski and Director Robert F. Taylor. The Board of Directors elected Gerhard Delf to a Board membership, and re-elected him as Chief Executive Officer and President of Turbodyne Technologies, Inc. Dr.-Ing. Friedrich Goes resigned as Chief Executive Officer and President of Turbodyne Technologies, Inc., and was elected President of Turbodyne Europe.

Two Directors Resign

    Robert F. Taylor has been a Director of Turbodyne Technologies, Inc. since 1996. He served as Chief Operating Officer from January 1997 to June 1997. Mr. Taylor cited the September 30, 2000 Board and management elections as setting the stage for the future of the Company, and he believes it is time for him to retire.

    Mr. Peter Kitzinski has been a Director of Turbodyne Technologies, Inc. since May 1999. He served as Vice President Corporate Finance Europe of Turbodyne Technologies, Inc. and as General Manager of Turbodyne Europe GmbH from 1997 until July 2000.

    Mr. Kitzinski resigned his Directorship in order to devote full time to a new position in the investment banking industry.

Resignation and Election of President and Chief Executive Officer

    Dr. Friedrich Goes resigned as Chief Executive Officer and President of Turbodyne Technologies, Inc. He was elected to that position on September 30, 2000. Dr. Goes resigned citing his inability to fulfill his duties as CEO and President while continuing to live in Germany. Dr. Goes was subsequently elected to the position of President of Turbodyne Europe.

    Mr. Gerhard Delf was elected to the Board of Directors on October 26, 2000. Subsequent to his election as a Director, Mr. Delf was re-elected to the position of Chief Executive Officer and President of Turbodyne Technologies from which he had resigned on September 30, 2000. Mr. Delf joined Turbodyne Technologies in 1998. He previously held the position of Chief Executive Officer and President for the Company from October 22, 1999, to October 14, 2000.

    Turbodyne Technologies, Inc., a California based high technology company, specializes in the development of charging technology for internal combustion engines and the development and manufacturing of high-tech assemblies for electrically assisted turbochargers and superchargers. Turbodyne Technologies' headquarters is located in Carpinteria, California, and its European office is located in Frankfurt, Germany.

Contacts:

Kenneth Fitzpatrick—Investor Relations at California Headquarters: (800) 566-1130
Markus Kumbrink—Investor Relations at Frankfurt office: +49-69-69-76-73-13

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